September 18, 2025

Steven McClurg
Chief Executive Officer
Canary XRP ETF
c/o Canary Capital Group LLC
8 Cadillac Drive, Suite 300
Brentwood, TN 37027

       Re: Canary XRP ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-282545
Dear Steven McClurg:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. It appears that you intend to allow for creations and redemptions in-cash and in-kind.
       If true, please revise your disclosure on the cover page and throughout to make this clear. In this regard, we note that throughout the filing you have disclosure that provides only descriptions of cash creations and redemptions, including, for example, on the cover page you state that "[f]or a redemption of Shares, the Sponsor shall arrange for the XRP represented by the Basket to be sold and the cash or XRP proceeds distributed," on page 9 you state that the "Authorized Participants will
 September 18, 2025
Page 2

       deliver, or facilitate the delivery of, cash to the Trust's account with the Cash
       Custodian in exchange for Shares when they purchase Shares" and that "Authorized
       Participants will not directly or indirectly purchase, hold, deliver or receive XRP as part of the redemption process ...."
Prospectus Summary
Overview of the Trust, page 1

3. We note your disclosure that the Custodian carries insurance provided by private insurance carriers. Please disclose, if true, that the insurance maintained by the
       Custodian is shared among all of such Custodian's customers, is not specific to the
       Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.
The Trust's Service Providers
The Distributor, page 6

4. Please revise to expand your description of the role of the Distributor on page 6 to state, if true, that the Distributor is also responsible for working with the
       Administrator to review and approve, or reject, purchase and redemption orders of
       Baskets placed by Authorized Participants. In this regard, we note your disclosure regarding the role of the Distributor on page 73. In addition, please revise your disclosure on page 73 to disclose the material terms of your agreement with the
       Distributor including the term, termination and indemnification provisions.
Custody of the Trust's Assets, page 7

5. We note your disclosure on page 7 that "[t]he Trust's Custodian will maintain custody
       of all of the Trust   s XRP, which will be held in a segregated account
in the name of
       the Trust on the Custodian   s books and records," but that the
"Custodian will maintain
       the Trust's XRP in omnibus wallets along with the assets of other customers of the
       Custodian, and the Trust's XRP will be treated as fungible with the XRP of other customers of the Custodian." Please revise to address here a summary of the risks of having an omnibus account or include cross-references to where such risks are addressed in the risk factors section. In addition, please disclose here whether the omnibus wallets that hold the Trust's assets also hold the Custodian's assets.
Markets and Regulation of XRP, page 11

6. Please describe the role that Ripple Labs and the XRP Foundation have with XRP and the XRP Ledger and include disclosure of the market capitalization of XRP, the number of unlocked XRP as of the most recent practicable date, and quantitative disclosure regarding the volatility of the value of XRP. In addition, please revise to clarify that the transaction fees are burned and that validators do not earn rewards.
       Also disclose the market capitalization of bitcoin on page 16. In this regard, we note that on page 16 you compare the aggregate value of outstanding XRP to that of bitcoin.
7. Please expand your disclosure to add a brief discussion of the XRP futures markets and to address any planned material updates to the XRP Ledger. September 18, 2025
Page 3

It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets, page 21

8. Please revise this risk factor to update the description of the legal actions related to
       Coinbase and Binance as well as the recent SEC statements, executive orders, recent legislation and proposed legislation related to crypto assets in the United States.
       Similarly, please update your disclosure on page 22 that references "a final determination that XRP is a security" to disclose the final determination regarding the litigation between the SEC and Ripple Labs and update the heading of your risk factor on page 49 that "XRP's status as a 'security' under U.S. federal securities laws is currently under judicial review."
Risk Factors
Regulation of XRP and the XRP Ledger
Digital assets may have concentrated ownership and large sales or distributions, page 21

9. We note your disclosure on page 21 that "[a] concentrated number of XRP wallets is believed to hold in the aggregate a significant percentage of XRP in circulation."
       Please revise to disclose the "significant percentage" of XRP that such wallets are believed to hold.
The significant holdings of XRP by Ripple Labs and other early stakeholders, page 24

10. Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris
       Larsen.
If a malicious actor obtains control of more than 80% of the validating nodes on the XRP
Ledger, page 30

11. Here, or in an appropriate place, please address the April 2025 malware attack on the
       JavaScript library for the XRP Network.
Risks Associated with the Pricing Benchmark
The Pricing Benchmark has a limited history, page 46

12.    Please revise to disclose the "limited history" of the Pricing
Benchmark.
The Trust and XRP Prices
Pricing Benchmark Methodology, page 61

13. Please revise your description of the Index License Agreement on page 62 to disclose the term and termination provisions of the agreement, and include the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.
Determination of the Benchmark Price, page 63

14.    We note your disclosure on page 1 that you use the CoinDesk XRP CCIXber
60m
       New York Rate to establish the NAV of the Trust. Your disclosure on page
63
       regarding the determination of the Benchmark Price appears to be inconsistent with the publicly available description of the methodology of the Pricing Benchmark. For example, you state that the Pricing Benchmark applies an algorithm to the price of
       XRP on the Constituent Platforms calculated on a per second basis over a 24-hour
 September 18, 2025
Page 4

       period, but the publicly available description of the Pricing Benchmark states that it calculates a time-weighted average price during a defined Observation Period, which is described as being between 3:00pm and 4:00pm at 1 minute observation intervals.
       Please revise as necessary or advise. In addition, please disclose all of the material publicly available information regarding the methodology.
Calculation of NAV, page 65

15. Please revise your disclosure here to describe the Sponsor's policy related to fair valuing the Trust's holdings should the Sponsor determine that the Pricing Benchmark should not be used. In this regard, we note your disclosure on page 47 that the
       Sponsor expects to utilize a volume-weighted average price or volume-weighted median price of XRP provided by a secondary pricing source. Please also disclose whether the Sponsor has or plans to enter into a licensing agreement or other arrangement with a Secondary Source. If so, identify such Secondary Source and describe how the value of XRP will be calculated using that methodology. Additional Information About the Trust
Amendments, page 70

16. We note your disclosure on page 70 that "[t]he Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders' consent." Please revise to add a related risk factor.
The Trust's Service Providers
The Sponsor, page 70

17. We note your disclosure on page 70 that "[t]he Sponsor's leadership team brings over
       50 years of combined experience in the exchange-traded fund industry, spanning product design, portfolio strategy, operations, and regulatory compliance." Please disclose the range of years of experience of the members of the Sponsor's leadership team as well as the number of members on the leadership team.
XRP Trading Counterparties, page 73

18.    Your disclosure on page 73 appears to indicate that one of your XRP
Trading
       Counterparties is an Authorized Participant. To the extent this is true, please revise the
       Conflicts of Interest and Risk Factors sections as necessary.
Forks and Air Drops, page 74

19. Your disclosure on page 74 that "[t]he Sponsor has not communicated any anticipatory disclaimer to the Custodian regarding forked or air dropped assets and
       will disclaim or claim them on a case-by-case basis" is inconsistent with your disclosure on page 28 that the "Trust will disclaim, and the Sponsor will cause the
       Trust to irrevocably abandon, all rights to digital assets airdropped to holders of XRP"
       and that "[b]efore the Trust claims any digital asset resulting from a fork in the XRP
       Ledger or an airdrop ..., the Trust would need to seek and obtain certain regulatory
       approvals, including an amendment to the Trust   s registration
statement of which this
       Prospectus is a part, and approval of an application by the Exchange to amend its listing rules." Please revise throughout for clarity and consistency. September 18, 2025
Page 5

Custody of the Trust's Cash, page 75

20. Please revise to disclose the material terms of the Cash Custody Agreement, including the term, termination and indemnification provisions.
Plan of Distribution
Authorized Participants, page 76

21. Please revise to identify your Authorized Participants, disclose the material terms of your Authorized Participant Agreements and include the agreements or form of an agreement as exhibit(s) to your registration statement.
Creation and Redemption of Shares
Creation Procedures, page 78

22. We note your disclosure on page 79 that "[t]he Authorized Participant or its
       Authorized Participant Designee will normally send the required XRP in an 'on chain' transaction over the XRP Ledger." Please revise to describe the situations in which the Authorized Participant or Authorized Participant Designee will not be required to transfer the XRP to the XRP Custodian in an "on chain" transaction.
23. Please revise to disclose on page 79 whether the cash difference will be returned to the Authorized Participant if the execution price of the XRP acquired by the XRP
       Trading Counterparty is less than the cash deposit amount.
Governing Law; Consent to Delaware Jurisdiction, page 91

24. Please revise to summarize the provisions of the Trust Agreement that relate to the rights of Shareholders to bring a derivative action. In this regard, we note your disclosure in the last risk factor that starts on page 59 and continues to page 60.
25. We note your disclosure on page 91 that "the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the 1934 Act or any other claim for which the federal courts have exclusive jurisdiction." Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 18, 2025
Page 6

        Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   James Audette, Esq.